The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

June 7, 2007

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Michael Fay, Accounting Branch Chief

RE:

Your comment letter of May 23, 2007

The Standard Register Company

Form 10-K For the Year Ended December 31, 2006

Form 10Q For the Period Ended April 1, 2007

File No. 001-11699

Dear Mr. Fay

This letter sets forth the responses of The Standard Register Company (the “Company”) to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) letter dated May 23, 2007 with regard to the above-referenced filings.  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff’s letter and followed each comment with our response.  The numbered comments of this letter correspond to the numbered comments of the Staff’s letter.  References to “we,” “our,” or “us” mean the Company.

Response Letter Dated May 10, 2007

1.

Comment - Refer to prior comment number 3.  Please confirm to us that you have not capitalized any software development costs under SOP 98-1 related to your LUE and PLUE software applications.

Response - We confirm that we have not capitalized any software development costs under SOP 98-1 related to our LUE and PLUE software applications.

2.

Comment - Refer to your response to comment number 10.  It appears that there are four elements associated with your revenue arrangements with multiple deliverables: 1) product; 2) storage; 3) delivery (as indicated by the “custom delivery options” mentioned); and 4) financing.  It remains unclear why each is not considered a separate unit of accounting, for it appears each has standalone value to customers or is available from other vendors pursuant to criteria a and b of paragraph 9 (with criteria c not applicable) of EITF 00-21 for which there is vendor specific objective and reliable evidence or third party evidence of fair value pursuant to paragraph 16.  Additionally, it does not appear amounts allocable to any delivered element are contingent upon an undelivered element.  For example, storage appears to have standalone value in that you have arrangements in which you separately charge for storage, as evidenced by your “invoice stored” arrangements and disclosures in regard to receipt of warehouse management and storage fees.  It appears bundling of storage with sales of product is more a matter of convenience to customers than a lack of standalone and comparable value.  Moreover, we see no distinction between the storage services you provide relative to those that would be provided by others or circumstances

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

unique to your arrangements that cause amounts allocable to storage to be contingent upon delivery of products pursuant to paragraph 14.

In view of the preceding, we do not believe your accounting is in accordance with EITF 00-21.  Please explain to us clearly how you allocate revenue and the basis for your accounting.  In particular, clearly explain how revenue related to product sales is recognized incrementally over the term of the contract relative to the total amount to be sold.  Alternatively, revise your revenue recognition to comply with EITF 00-21 for all periods presented in the latest Form 10K and subsequent Form 10-Qs.

Response – We acknowledge the Staff’s comments and have reevaluated the criteria in EITF 00-21 to determine whether the deliverables in these arrangements should be accounted for as separate units of accounting.  We agree that an argument could be made that that the product and warehousing service elements have standalone value and that vendor specific objective and reliable evidence (VSOE) of fair value exists.  Therefore, we agree to revise our revenue recognition policies for these arrangements.

For our customers that want a just-in-time delivery service of long-run, custom-printed documents, we provide a packaged warehouse service that delivers the product as it is needed, to the location needed, and in the quantities required.  The service incorporates warehousing storage, custom delivery options, and financing and is expressed as a single service charge based on the characteristics of each customer’s account profile.  Custom delivery options represent the work within the warehouse to prepare orders for delivery.  Financing primarily refers to the cost to maintain a just-in-time inventory environment and is just another part of the warehousing service element.  We believe we have two elements – product and warehousing services.  In addition, a third element exists for actual delivery (freight) charges.  Freight is separately recognized outside of warehousing services at the time of shipment.

Allocating Revenue to Elements

In order to properly address the Staff’s comment, we think it would be helpful to provide a brief explanation of the manner in which we internally account for the warehousing services.  Utilizing price lists and custom quoting templates, we establish a customer profile that determines the amount of warehousing revenue (stated as a % of the product’s price) that is internally allocated to all orders for a particular customer.  We believe that this provides VSOE of the fair value of our warehousing services because it represents the price management intends to charge for the warehousing services and is in agreement with paragraph 16 of EITF which states that “fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority.”

It is important to note that the amount of revenue internally allocated to warehousing services is not necessarily the amount that is contractually stated, either when it is combined into the price of the printed document or invoiced separately at the customer’s request.  The warehouse service amount is individually negotiated and not presumed to be representative of fair value.  Paragraph 16 of EITF 00-21 states that “contractually stated prices for individual products and/or services

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

in an arrangement with multiple deliverables should not be presumed to be representative of fair value.

The amount of revenue allocated to the product is determined using the residual method. Under this method, the product revenue equals the total amount of consideration received for the arrangement less the revenue allocated to the warehousing services.  Periodically, we perform an analysis of the average prices earned for products sold without warehousing services to the average prices earned for products when sold with warehousing services to determine whether they are generally the same.  This ensures that the amount allocated to warehousing service revenue is consistent with its fair value.

We concluded that the above analysis and methodology demonstrates standalone value for our products and vendor specific objective and reliable evidence that can be used to establish fair value for our warehousing services.

Recognizing Revenue

Invoice released - As indicated in our previous response, invoice released arrangements are approximately 80% of these transactions.  Under invoiced released arrangements, revenue for both the product and warehousing services (whether bundled or invoiced and recognized separately) is recognized when each individual shipment of product occurs.  Since our products have a somewhat regular usage pattern by our customers, warehousing services revenue is recognized ratably over the service period.  That is, our products (business forms) do not go into inventory and sit for six months before usage – they are shipped on a regular basis from the time of initial storage.  Therefore, a portion of the warehousing service revenue is recognized over time as the product is shipped.

For invoice released arrangements, we performed an analysis of the warehousing service revenue that would be recognized as the product is shipped, to the revenue that would be recognized on a straight line basis over the average storage period.  The results show that the amount of revenue recognized under each method would be substantially the same.  We concluded that we will separate the elements and allocate revenue to warehousing services using the fair value method described above and will continue to recognize the warehousing service revenue as the product is shipped, as our systems are designed to do. The only affect this change will have on our consolidated financial statements is a reclassification between product and service revenue.

Invoiced stored – Invoiced stored arrangements account for the remaining 20% of these transactions. Under invoiced stored arrangements, the customer is invoiced and revenue is recognized when the manufacturing is complete and the product is placed in storage.  Approximately 70% of the time, the warehousing service revenue is separately invoiced and not recognized until the product is shipped to the customer. We concluded that we will separate the elements and recognize the warehousing service revenue in the same manner as described above for invoiced released.  The only affect this change will have on our consolidated financial statements is a reclassification between product and service revenue.

The warehousing service revenue is bundled approximately 30% of the time; representing a small portion of the total warehousing service revenue.  When bundled, the warehousing service

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

revenue currently is recognized when the product is placed in storage. We concluded that we will separate the elements and should change the timing of revenue recognition from when the product is placed in storage to the same manner as invoiced released.  We then performed an analysis to determine the effect this change would have on our consolidated financial statements and the need to revise our latest Form 10K and subsequent Form 10-Qs.

Revenue Classification

As indicated above, the change in revenue recognition policy will affect the classification of revenue between product revenue and service revenue.  In 2004, 2005, and 2006, service revenue would have been higher and product revenue lower by approximately $43 million, $45 million, and $40 million, respectively.  We will reclassify our product and service revenue on a prospective basis in each succeeding Form 10-Q and 10-K, including prior periods, with appropriate disclosure.

Materiality

We used the guidance provided in SAB 99 and SAB 108 to evaluate the materiality of this change to our financial statements.  Materiality concerns the significance of an item to users of financial statements. SAB 99 states, “A matter is material if there is a substantial likelihood that a reasonable person would consider it important.”  In assessing materiality, we looked to both quantitative and qualitative factors.  We also performed the analysis using both the rollover and iron curtain method.

Quantitative factors that we considered included the dollar impact to revenue, income or loss before taxes from continuing operations, net income or loss from continuing operations, net loss, earnings or loss per share from continuing operations, and net loss per share.  The incremental effect using the rollover method is not material to our consolidated statement of income for any year presented in our latest Form 10K or subsequent 10-Q’s.  Using the iron curtain method, which corrects the balance sheet at the end of the current year, for the year ended December 31, 2006, net income before tax from continuing operations would be reduced by $98,000, net income from continuing operations would be reduced by $60,000, and net loss would be increased by $60,000.  There would be no effect on earnings per share from continuing operations or net loss per share.  Using the iron curtain method, for the quarter ended April 1, 2007, net income before tax from continuing operations would be reduced by $110,000 and both net loss from continuing operations and net loss would be reduced by $67,000. There would be no effect on loss per share from continuing operations or net loss per share.  Because our financial results from continuing operations are close to breakeven, the calculation may exceed 10% when viewed as a percentage change; however, we do not believe that these are material amounts in relation to our business which had approximately $895 million in total revenues for 2006.

We also performed an analysis of qualitative factors, including those listed in SAB 99, and documented the results.  Among other factors, this change would not change our financial results from a loss to income or vice versa; would not have an effect on management’s compensation; would not affect our compliance with loan covenants or any other regulatory requirements; would not mask a change in earnings or other trends; and would not hide a failure to meet

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

analysts’ expectations for our Company.  Our review indicated that the amounts did not have an impact on any of the qualitative factors considered.  Based upon our analysis, we do not believe that the correction is material to our consolidated financial statements and it is not necessary to revise our latest Form 10K and subsequent Form 10-Qs.  We will make the change to our revenue recognition in our second quarter 2007 Form 10-Q with the appropriate disclosures.  At this time, we do not expect that the amounts will be material to our second quarter financial results.

We have provided all of our analysis to our external auditors who agree with our conclusions.

3.

Comment - Refer to your response to comment number 12 and your disclosure in note 9 (Share Based Compensation) of the Form 10-Q for the period ended April 1, 2007.  Since the reference in paragraph A240(h) of FAS 123R is to “nonvested awards,” this disclosure is applicable to both of your stock option and restricted stock awards.  Refer to par B238 for clarification.  Please revise your disclosure accordingly.

Response – In our prior response, we acknowledged that we omitted the required disclosure for nonvested stock options in our Form 10-K for the year ended December 31, 2006.  Therefore, we provided disclosure of the total compensation cost related to nonvested stock option awards not yet recognized and the weighted-average period over which it is expected to be recognized in our Form 10-Q for the period ended April 1, 2007, because of this omission.  Because we believe the disclosure requirements are only required on an annual basis,  we did not repeat the same disclosures for nonvested restricted stock awards in our Form 10-Q that were previously disclosed on page 57 of our 10-K. We will provide the necessary disclosures for both nonvested stock option and restricted stock awards in future filings, when required.

Form 10-Q For the Period Ended April 1, 2007

Notes to Consolidated Financial Statements, page 7

Note 3 – Discontinued Operations, page 7

4.

Comment - From the Form 8-K filed on April 26, 2007 in regard to your sale of Digital Solutions to Exped, we note you will continue to supply digital paper products to Exped and operate as a sales channel for Exped’s digital pen and paper products and solutions.  Since Digital Solutions provided digital pen and paper technology, please explain to us how both of the criteria in paragraph 42 of FAS 144 have been satisfied to justify classification of the results of Digital Solutions as a discontinued operation in your statements of income.

Response - Paragraph 42 of FAS 144 provides additional criteria for qualifying as discontinued operations.  It states:

1.

The operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company AND

2.

The Company will not have any significant continuing involvement in the operations of the component after the disposal transactions.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

EITF No.03-13 addresses how to apply the two criteria above in determining whether to report discontinued operations.

The operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company

Since cash flows are expected to be generated, they were evaluated to determine if they are “direct” or “indirect.”  Cash inflows (revenue-producing activities) were evaluated separately from cash outflows (cost-generating activities).  Cash flows are considered direct and therefore not considered eliminated if revenue-producing or cost-generating activities result from:

•

A migration (revenue generated or costs incurred from the sale of similar products or services to customers of the disposed component) or

•

A continuation of activities (continuation of revenue-producing or cost-generating activity through involvement with the disposed component).

The Company will have potential revenue cash inflows from Exped post divestiture from three areas:

1.

Digital paper produced by Standard Register and sold to Exped (Print Services Agreement).

2.

Royalties on the referral of potential sales leads to EXPED for the licensing of the digital solutions technology (Channel Partner and Referral Agreement).

3.

Direct sale of solutions by the Standard Register sales force directly to Standard Register customers (Channel Partner and Referral Agreement).

The Company will have potential cash outflows to EXPED post divestiture from:

1.

Royalty payments to Exped of $.005 per page if we were to print Anoto Dot Pattern documents for our customers who are not using Exped’s digital writing systems.

Interpreting paragraphs 6 and 7 of EITF 03-13, we concluded that the above agreements contain potential revenue streams representing a continuation of activities or a migration of revenues that result in “direct” cash flows that were then evaluated for “significance”.  This evaluation requires judgment and was based on a comparison between the expected continuing cash flows to be generated by the Company after the sale of Digital Solutions and the cash flows that would have been expected to be generated by Digital Solutions before the sale.

Revenue Summary

Digital Solutions was in the developmental stage during the period we owned the business.  For the purposes of analyzing current and potential revenue flows to Standard Register, we annualized Digital Solutions’ revenue for the most recent two quarters by revenue type.  On this basis, revenue from digital paper products was approximately $97,000 or 9.2% of Digital Solutions’ annualized revenue.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

Digital Paper Products

Post divestiture, the Company will receive compensation under the Print Services Agreement to which the Company will be Exped’s exclusive third party printer of Digital Paper Products in North America. EXPED retains the right to also provide their own printing of digital paper products.  The charges to EXPED for the digital paper products will be at a discount of 33% off our standard list prices.

The total amount of revenue to the Company under this agreement will be less than it is currently as Exped will be reselling the paper to their customers at some margin.  After applying the discount factor, the revised revenue to Standard Register for digital paper products is estimated to be approximately $68,000 annually or 6.5% of Digital Solutions’ annualized revenue.

Royalties

We also have the right to identify and refer potential sales leads to EXPED for the licensing of the digital solutions technology under the Channel Partner and Referral Agreement.  The Company’s revenue stream associated with this right will be in the form of a royalty.  Royalties will be paid to us at 10% of the total deal in the first year and 5% in the following years.

In the based period used for the analysis, there were 2 deals of this type worth $380,000.  At a royalty of 5% (these are both in year 2); this would be a revenue stream of $19,000 to the Company, or 3.6% of Digital Solutions annualized revenue.

Direct Sales

Under the Channel Partner and Referral Agreement, we will retain the right to buy and resell digital solutions from Exped to Standard Register customers.  Standard Register will have the ability to buy these solutions from Exped at a discount of 40%.

There are no direct sales of digital solutions made by the Standard Register sales force in the base period.  We do not anticipate any significant sales in the future from this right of resale.

Conclusion

Potential revenue streams to Standard Revenue will be approximately 10.1% of the current Digital Solutions revenue.  We do not believe this is significant.  We also do not believe the cash outflows for potential royalties to Exped would be significant because we currently do not expect to print Anoto Dot Pattern documents for any of our customers not using Exped’s digital writing systems.  Therefore, we concluded it was appropriate to classify Digital Solutions as discontinued operations.

The Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Significant continuing involvement was evaluated from the perspective of the Digital Solutions business and was based on both a quantitative and qualitative assessment.  The assessment

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

considered all types of continuing involvement, individually and in the aggregate.  The following factors discussed in EITF 03-13 were considered in evaluating whether continuing involvement constitutes significant continuing involvement.

One factor for consideration is whether the ongoing entity (SRC) retains an interest in the disposed component (Digital Solutions) sufficient to enable SRC to exert significant influence over the Digital Solutions’ operating and financial policies.  An example would be interests other than common stock or in-substance common stock (i.e., a call option to acquire an interest in the disposed component).  We did not retain any such interest in Digital Solutions.

The second factor for consideration is whether SRC and the buyer (or Digital Solutions) are parties to a contract or otherwise parties to an arrangement that in substance enables SRC to exert significant influence over the Digital Solutions’ operating and financial policies.  Judgment is required in determining if the Print Services Agreement, the Channel Partner and Referral Agreement, or the Unique Pattern Print Assistance Agreement constitutes significant continuing involvement.  Factors considered include:

•

Significance of the contract to the overall operations of the disposed Digital Solutions business.

•

The extent that SRC is involved in the operations of the disposed Digital Solutions business.

•

The rights conveyed by the contract to each party.

•

The pricing terms of the contract.

Continuing involvement focuses on whether SRC has:

•

The ability to influence the operating and/or financial policies of the disposed Digital Solutions business

•

Retained risk associated with the operations of the disposed Digital Solutions business

•

The ability to obtain benefits associated with the ongoing operations of the disposed Digital Solutions business

Conclusion

Based on our analysis of the terms of the agreements which were filed as exhibits to our Form 8-K, we do not believe that the Print Services Agreement, the Channel Partner and Referral Agreement, or the Unique Pattern Print Assistance Agreement, in consideration of the above factors, constitutes significant continuing involvement and concluded it was appropriate to classify Digital Solutions as discontinued operations.

Should the Staff have further questions or comments or need any further information or clarification, please call me at 937-221-1000.

Sincerely,

/S/ CRAIG J. BROWN

Craig J. Brown

Senior Vice President, Treasurer and Chief Financial Officer